
03025182

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
JUL 0 1 2003
WASH, D.C.
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to __________

Commission file number 001-08552



PROCESSED
JUL 0 2 2003
THOMSON
FINANCIAL

A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:

PAYMENTECH RETIREMENT SAVINGS PLAN

B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

Bank One Corporation
100 East Broad Street
Columbus, Ohio 43271

CRGH



PAYMENTECH RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

PAYMENTECH RETIREMENT SAVINGS PLAN

Table of Contents



717 North Harwood Street
Suite 3100
Dallas, TX 75201-6585

Independent Auditors' Report

The Employee Benefits Committee
Paymentech Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Paymentech Retirement Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i, Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 30, 2003



ERNST & YOUNG

■ Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

■ Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Employee Benefits Committee
Paymentech Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Paymentech Retirement Savings Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

September 17, 2002

PAYMENTECH RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Cash	$	235	2,497
Investments, at fair value (note 3):			
Participant-directed investments		23,086,216	22,262,221
Loans to participants		714,961	669,304
Total investments		23,801,177	22,931,525
Receivables:			
Employer contributions		56,497	52,307
Employee contributions		173,241	153,805
Income receivable		1,829	14,289
Total assets		24,032,979	23,154,423
Liabilities:			
Contributions refundable		—	22,234
Net assets available for benefits	$	24,032,979	23,132,189

See accompanying notes to financial statements.

PAYMENTECH RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions:		
Investment income (loss):		
Interest and dividends	$ 682,593	891,120
Net depreciation in fair value of investments	(4,346,081)	(3,146,427)
	(3,663,488)	(2,255,307)
Contributions:		
Employer	1,302,829	1,351,366
Employee	4,895,640	5,217,707
	6,198,469	6,569,073
Total additions	2,534,981	4,313,766
Deductions:		
Benefits payments	1,628,971	2,148,738
Administrative expenses	5,220	5,271
Total deductions	1,634,191	2,154,009
Net increase	900,790	2,159,757
Net assets available for benefits, beginning of year	23,132,189	20,972,432
Net assets available for benefits, end of year	$ 24,032,979	23,132,189

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Paymentech Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to qualify under Section 401(a) and Section 401(k) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was established effective July 1, 1996 to provide eligible employees of Paymentech Management Resources, Inc. and its subsidiaries (together, the Company, Plan Sponsor or Plan Administrator) with additional retirement income savings opportunities. Employees are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire and attainment of age 18.

On March 31, 2001, the Company sold substantially all of its assets of First USA Financial Services, Inc. (Financial Services). On January 4, 2001, the Plan was amended effective March 31, 2001 to exclude employees of Financial Services from further participation in the Plan and cease their contributions to the Plan. As a result, such affected participants became fully vested in their Plan accounts.

(b) Contributions

During 2002 and 2001, the Plan allowed for employee contributions from 1% to 25% and 1% to 15%, respectively, of an eligible employee's compensation, as defined, during each year. Total employee contributions are limited to the lesser of 25% of employee compensation or $11,000 for 2002 and 15% of employee compensation or $10,500 for 2001 with the exception of catch-up contributions. In accordance with the 2001 Economic Growth and Tax Relief Reconciliation Act (EGTRRA), as of September 1, 2003, participants of age 50 or older during 2002 were eligible to defer up to the lesser of 100% of eligible compensation or $12,000. The deferral percentage may be changed each payroll period. The Company matching contribution is equal to 50% of the first 6% of eligible compensation contributed by each eligible employee. Highly compensated employees may be subject to a reduced contribution based on the deferral amounts of non-highly compensated employees.

(c) Vesting

Participant contributions and actual earnings thereon are fully vested at all times. Matching contributions made by the Company vest at the rate of 20% per year following two years of employment. Following six years of employment, an eligible employee's interest in matching contributions allocated to his or her account is fully vested. Forfeitures are used to reduce the Company's contributions in the subsequent year. At December 31, 2002 and 2001, there were $112,875 and $148,027 of unallocated forfeitures, respectively. During 2002 and 2001, Company contributions were reduced by these unallocated forfeitures by $148,027 and $122,044, respectively.

(Continued)

(d) ***Benefits***

Benefits may be paid under the Plan, subject to limitations and conditions imposed by the Code, upon a participant's termination of employment, retirement (early, normal or late), or death. The Plan specifies various distribution options that participants may select, including forms of annuity payments for balances in excess of $5,000 and lump-sum distributions. The Plan also permits hardship withdrawals as provided in the Code.

Information about the Plan agreement and the vesting and distribution provisions is contained in the Paymentech Retirement Savings Plan Summary Plan Description booklet that is made available to all Plan participants. Copies of this booklet are available from the Company's Employee Resources Department.

(e) ***Participant Loans***

A participant of the Plan may borrow up to 50% of the vested balance in such participant's account with a minimum loan of $1,000, up to a maximum loan of $50,000. Participant loans have either a maximum repayment term of five years or, for the purchase of a home, a maximum repayment term of fifteen years. If a loan is extended past the five-year period, the balance of the loan at the time of the extension is a taxable distribution to the participant. Participant loans bear a fixed rate of interest based on the prime rate.

(f) ***Administrative Expenses***

Certain costs and expenses incurred with regard to the purchase, sale, or transfer of investments are paid by the Plan. All other administrative expenses are paid by the Company.

(g) ***Plan Termination***

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall have a 100% nonforfeitable interest in the value of all amounts credited to the participant's account and amounts shall be paid to the participants or their beneficiaries through lump-sum payments or the purchase of annuity contracts.

(2) Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) ***Benefit Payments***

Benefit payments are recorded when paid.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(Continued)

PAYMENTECH RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(d) Valuation of Investments

Mutual fund shares are valued based on quoted market prices that represent the net asset values of shares held by the Plan at year-end. Common stocks are valued based on quoted market prices. The Merrill Lynch Retirement Preservation Trust is a collective trust that is valued at cost, which approximates fair value as determined by Merrill Lynch Trust Company of Texas (Merrill Lynch), the trustee and recordkeeper, based on the fair market value of the underlying investments. Participant loans are valued at the unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(3) Investments

The trustee holds the Plan's investments and executes all investment transactions. Investment choices are selected by the Employee Benefits Committee, consisting of members of management of the Company, based upon recommendations of the trustee and an independent consulting firm.

The fair market value of investments as of December 31, 2002 and 2001 are as follows:

Fund		2002		2001	
Merrill Lynch Mutual Funds:					
Capital Fund Class A	$	—		999,070	
Basic Value Fund Class A		5,131,152	*	4,648,469	*
Bond Fund Intermediate Term Portfolio Class A		—		1,559,643	*
Global Value Fund Class A		—		424,905	
S&P 500 Index Fund Class A		2,081,073	*	2,044,623	*
Aggregate Bond Index Fund Class A		28,102		—	
U.S. Government Mortgage Fund Class A		54,734		—	
Massachusetts Investors Growth Stock Fund Class A		3,030,321	*	3,129,550	*
MFS International New Discovery Fund Class A		381,709		—	
Dreyfus Premier Balanced Fund Class A		—		1,590,005	*
Van Kampen Aggressive Growth Fund Class A		1,595,983	*	1,949,671	*
Managers International Equity Fund		—		1,250,449	*
PIMCO Total Return Fund Class A		2,786,951	*	—	
Lord Abbett Mid-Cap Value Fund Class P		309,189		—	
Lord Abbett Small-Cap Value Fund Class P		178,306		—	
Nations Small Company Fund Investor Class A		105,971		—	
Templeton Foreign Fund Class A		1,579,728	*	—	
One Group Mid-Cap Growth Fund Class A		371,115		—	
Merrill Lynch Retirement Preservation Trust		3,406,233	*	2,409,397	*
Bank One Corporation Common Stock Fund		2,045,649	*	2,256,439	*
Participant loans		714,961		669,304	
Total investments	$	23,801,177		22,931,525	

* Represents 5% or more of net assets available for benefits.

(Continued)

During 2002 and 2001, the Plan's participant-directed investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

	Net realized and unrealized appreciation (depreciation) in fair value of investments	
	2002	2001
Common stocks	$ (135,431)	144,221
Mutual funds	(4,210,650)	(3,290,648)
Total	$ (4,346,081)	(3,146,427)

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

(4) Investment Options

Plan participants may elect to direct their contributions (and the Company matching contributions) to any fund or a combination of two or more funds (in 1% denominations). Additionally, participants may revise percentage allocations of investment choices and transfer existing account balances from one fund to another or any combination of funds on a daily basis using end of day values.

On May 31, 2002, the Plan discontinued the option to invest in Bank One Corporation common stock. Participants with assets allocated to Bank One Corporation common stock prior to May 31, 2002 were permitted to retain those assets. Effective June 1, 2002, future contributions allocated to the Bank One Corporation common stock investment option were invested in the Merrill Lynch Retirement Preservation Trust unless otherwise directed by the participant.

On October 1, 2002, the investment options of the Plan were expanded to include the Merrill Lynch Aggregate Bond Index Fund, Merrill Lynch U.S. Government Mortgage Fund, MFS International New Discovery Fund, PIMCO Total Return Fund, Lord Abbett Mid-Cap Value Fund, Lord Abbett Small-Cap Value Fund, Nations Small Company Fund, Templeton Foreign Fund, One Group Mid-Cap Growth Fund, and the GoalManager Investment strategy option, which allocates contributions across a selected group of investments, based upon a participant selected portfolio model. The Merrill Lynch Balanced Capital Fund, Merrill Lynch Global Value Fund, and the Dreyfus Premier Balanced Fund were discontinued and all asset balances and future contributions were invested via a GoalManager investment strategy option unless otherwise directed by the participant. The Merrill Lynch Intermediate Term Bond Fund was discontinued and all asset balances and future contributions were invested in the PIMCO Total Return Fund unless otherwise directed by the participant. The Managers International Equity Fund was discontinued and all asset balances and future contributions were invested in the Templeton Foreign Fund unless otherwise directed by the participant. Additionally, the Van Kampen Aggressive Growth Fund was discontinued. Participants with assets allocated to the Van Kampen Aggressive Growth Fund were permitted to retain those assets. However, effective October 1, 2002, future contributions allocated to the Van Kampen Aggressive Growth Fund were invested in the One Group Mid-Cap Growth Fund unless otherwise directed by the participant.

(5) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

		December 31,	
		2002	2001
Net assets available for benefits per the financial statements	$	24,032,979	23,132,189
Benefits payable at end of year		—	(1,176)
Net assets available for benefits per the Form 5500	$	24,032,979	23,131,013

The following is a reconciliation of benefits payments to participants per the accompanying financial statements to the Form 5500:

		Year ended December 31, 2002
Benefit payments directly to participants per the financial statements	$	1,628,971
Add benefits payable at end of year		—
Add 2001 contributions refunded in 2002		22,234
Less benefits payable at beginning of year		(1,176)
Benefits paid to participants per the Form 5500	$	1,650,029

		Year ended December 31, 2001
Benefit payments directly to participants per the financial statements	$	2,148,738
Add benefits payable at end of year		1,176
Add 2000 contributions refunded in 2001		51,955
Less benefits payable at beginning of year		(5,928)
Benefits paid to participants per the Form 5500	$	2,195,941

Benefits payable are recorded on Form 5500 for lump-sum payments to participants who requested payment prior to December 31, 2002 and 2001, but had not been paid as of that date.

PAYMENTECH RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(6) Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 1998, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the original determination letter, and the Company is in the process of obtaining an updated determination letter from the Internal Revenue Service. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

(7) Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Merrill Lynch Investment Managers, an affiliate of Merrill Lynch, the Plan trustee. Therefore, these transactions qualify as party-in-interest transactions.

Certain plan investments include shares of a mutual fund managed by One Group Investments and shares of common stock of Bank One Corporation, which are affiliates of the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions.

(8) Subsequent Events

On May 7, 2003, the Employee Benefits Committee approved a change to the contribution limit for employees, to be effective on July 1, 2003. The limit was increased to 50% of an employee's compensation, as defined, during the year.

PAYMENTECH RETIREMENT SAVINGS PLAN

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-2634189
Plan: 002

December 31, 2002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
*	Merrill Lynch Investment Managers:				
	Merrill Lynch Mutual Funds	Basic Value Fund Class A	**	$	5,131,152
	Merrill Lynch Mutual Funds	S&P 500 Index Fund Class A	**		2,081,073
	Merrill Lynch Mutual Funds	Aggregate Bond Index Fund Class A	**		28,102
	Merrill Lynch Mutual Funds	U.S. Government Mortgage Fund Class A	**		54,734
	Merrill Lynch	Merrill Lynch Retirement Preservation Trust	**		3,406,233
	MFS Investment Management	Massachusetts Investors Growth Stock Fund Class A	**		3,030,321
	MFS Investment Management	MFS International New Discovery Fund Class A	**		381,709
	Van Kampen Investments	Van Kampen Aggressive Growth Fund Class A	**		1,595,983
	PIMCO Funds	PIMCO Total Return Fund Class A	**		2,786,951
	Lord Abbett Distributor, LLC	Lord Abbett Mid-Cap Value Fund Class P	**		309,189
	Lord Abbett Distributor, LLC	Lord Abbett Small-Cap Value Fund Class P	**		178,306
	Nations Funds	Nations Small Company Fund Investor Fund Class A	**		105,971
	Franklin Templeton Investments	Templeton Foreign Fund Class A	**		1,579,728
*	One Group Investments	One Group Mid Cap Growth Fund Class A	**		371,115
*	Bank One Corporation	Common Stock Fund	**		2,045,649
	Participant loans	Interest rates ranging from 4.25% to 9.75%			714,961
				$	23,801,177

* Indicates party-in-interest to the Plan.
** Investments are participant-directed; thus, cost information is not applicable.

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

PAYMENTECH RETIREMENT SAVINGS PLAN

Date: June 27, 2003



Kathryn J. Smith
Chief Financial Officer

Exhibits:

23.1 Consent of KPMG, LLP, filed herewith.

23.2 Consent of Ernst and Young, LLP, filed herewith.

99.1 Certification of Chief Executive Officer, Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002, dated as of June 27, 2003, filed herewith.

99.2 Certification of Chief Financial Officer, Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002, dated as of June 27, 2003, filed herewith.

EXHIBIT 23.1

Independent Auditors' Consent

Employee Benefits Committee
Paymentech Retirement Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-30419 and 333-30425) on Form S-8 of Bank One Corporation of our report dated May 30, 2003, with respect to the statement of net assets availale for benefits of the Paymentech Retirement Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended and related schedule, which report appears in the December 31, 2002, annual report on Form 11-K of the Paymentech Retirement Savings Plan.

KPMG LLP

Dallas, Texas
June 27, 2003

EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-30419 and 333-30425) pertaining to the Paymentech Retirement Savings Plan of our report dated September 17, 2002, with respect to the financial statement of the Paymentech Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

June 25, 2003
Dallas, TX

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

The undersigned, being Chief Executive Officer of Paymentech Management Resources, Inc. (the "Company"), hereby certifies that the Company's Annual Report for the Paymentech Retirement Savings Plan (the "Plan") on Form 11-K, filed with the United States Security and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly present, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date: June 27, 2003



Michael P. Duffy
Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

The undersigned, being Chief Financial Officer of Paymentech Management Resources, Inc. (the "Company"), hereby certifies that the Company's Annual Report for the Paymentech Retirement Savings Plan (the "Plan") on Form 11-K, filed with the United States Security and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly present, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date: June 27, 2003



Kathryn J. Smith
Chief Financial Officer